Filed Pursuant to Rule 425

Filing Person: Renasant Corporation

Subject Company: Capital Bancorp, Inc.

Commission File No. 000-51114

On February 6, 2007, management of Renasant Corporation hosted an investor conference call during which management made a presentation discussing the proposed merger of Capital Bancorp, Inc. with and into Renasant Corporation. A series of electronic slides accompanied such presentation. A copy of such electronic slides are below.

Capital Bancorp, Inc. Capital Bancorp, Inc. Acquisition of February 6, 2007

Capital Bancorp, Inc.
Forward Looking Statements
This presentation contains forward looking statements with respect to financial condition, results of operations and business of Renasant Corporation (“Renasant”) and Capital Bancorp, Inc. (“Capital”).
These forward looking statements include, but are not limited to, statements about (i) the expected benefits of the transaction between Renasant and Capital and between Renasant Bank and Capital
Bank, including future financial and operating results, cost savings, enhanced revenues and expected market position of the combined company that may be realized from the transaction and (ii) Renasant and Capital’s plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts. Other statements identified by words such as “expects,”
“anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “projects” or words of similar meaning generally are intended to identify forward looking statements. These statements are based upon the current beliefs and expectations of Renasant’s and Capital’s management and are inherently subject to significant business, economic and competitive risks and uncertainties, many of which are beyond their respective control. In addition, these forwardlooking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from those indicated or implied in the forward looking statements.
Neither Renasant nor Capital assume any obligation to update forward looking statements.

Capital Bancorp, Inc.
In connection with the proposed merger, Renasant and Capital intend to file relevant materials with the Securities and Exchange Commission, including a registration statement on Form S-4 that will contain a proxy statement/prospectus. This proxy statement/prospectus will be mailed to the shareholders of Capital. INVESTORS
AND SECURITY HOLDERS OF CAPITAL ARE URGED TO READ THESE MATERIALS WHEN THEY
BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT
RENASANT, CAPITAL AND THE PROPOSED MERGER. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Renasant or Capital with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors may obtain free copies of the documents filed with the SEC by Renasant by directing a written request to Renasant Corporation, 209 Troy Street,
Tupelo, Mississippi 38802 Attention: Investor Relations, and free copies of the documents filed with the SEC by
Capital by directing a written request to Capital Bancorp, Inc., 1816 Hayes Street, Nashville, Tennessee 37203.
Renasant, Capital and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from the shareholders of Capital in connection with the proposed transaction. Information about the directors and executive officers of Renasant is set forth in the proxy statement for
Renasant Corporation’s 2006 annual meeting of shareholders, as filed with the SEC on March 9, 2006. Information about the directors and executive officers of Capital is set forth in the proxy statement for Capital Bancorp, Inc.’s
2006 annual meeting of shareholders, as filed with the SEC on April 13, 2006. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus when it becomes available.
Additional Information About the Transaction

Greenbrier
SUMNER
Gallatin
Goodlettsville
Hendersonville
Old Hickory Lake
Ashland City
TENNESSEE
Mount Juliet
Nashville
Stones
Belle Meade
Pegram
Oak Hill
J. Percy Priest Lake
Forest Hills
DAVIDSON
Brentwood
La Vergne
Smyrna
Franklin
WILLIAMSON
Almaville
Boston

Capital Bancorp, Inc.
Acquiring Capital Bancorp, Inc. is
an excellent entry point for
Renasant into the Nashville market
Strategic fit that enhances the
franchise
Similar banking cultures and
operating models
R. Rick Hart (Capital CEO) &
John H. Gregory, Jr. (Capital
COO) will join Renasant’s
management team
Significant revenue enhancement
opportunities
Low integration risk
Overview of Acquisition
CPBB Branch

Capital Bancorp, Inc.
Aggregate Value:
(1)
$134.9 million
Deal Value Per Share:
(2)
$35.82
Per Share Consideration: Fixed exchange ratio of
1.2306 shares of Renasant
common stock or $38.00 in
cash for each share of
Capital Bancorp common
stock
Consideration Mix: 60 – 65% stock, remainder
in cash
Termination Fee: $5.0 million
Expected Close: Third quarter 2007
Terms of the Transaction
(1)  Includes dilutive impact of options.  Based on Renasant’s closing price of $27.92 on 2/2/07.
(2)  Based on 60% common stock / 40% cash consideration to common shareholders.

Capital Bancorp, Inc.
Pricing
Price / LTM EPS:                                        31.4 x
Price / Book Value per Share: 370.8%
Price / Tangible Book Value per Share: 370.8
Core Deposit Premium: 36.8
One Day Market Premium:
(1)
39.1
Data as of or for the twelve months ended 12/31/06.
(1) Based on CPBB’s closing price of $25.75 on 2/2/07.

Capital Bancorp, Inc.
Rationale for Acquisition
Consistent with Renasant’s previously announced strategy to expand into attractive high growth markets
Accelerates Renasant’s long term earnings growth rates
Provides Renasant with an experienced management team and quality bank branches
Presents an opportunity to sell Renasant’s broad array of banking and insurance products to Capital Bancorp’s client base
Establishes Renasant in the Nashville MSA with an opportunity to take share from the competition
Market turmoil from recent banking mergers creates opportunities for relationship-
driven banks to move market share
Consistent with past acquisitions into markets that have been successfully executed

Poplar Bluff
Doniphan
Malden
Clinton
Murray
Elkton
Clarksville
Franklin
Dover
Corning
Kennett
Union City
Martin
Paris
Erin
Hendersonville
Gallatin
Nashville
Lebanon
Paragould
Dresden
Dyersburg
Waverly
Dickson
Blytheville
Huntingdon
Humboldt
Alamo
Centerville
Murfreesboro
Woodbury
Osceola
Harrisburg
Brownsville
Jackson
Linden
Columbia
Tullahoma
West Memphis
Bartlett
Savannah
Lawrenceburg
Memphis
Collierville
Selmer
Fayetteville
Holly Springs
Ripley
UNITED STATES
Florence
Huntsville
Senatobia
West Helena
Booneville
Scottsboro
Sardis
Batesville
Russellville
Hartselle
Albertville
Clarksdale
Sumner
Pittsboro
Double Springs
Cullman
Oneonta
Rosedale
Cleveland
Coffeeville
Amory
Jasper
Grenada
West Point
Vernon
Fayette
Center Point
Anniston
Greenwood
Winona
Columbus
Birmingham
Pell City
MISSISSIPPI
Starkville
Greenville
Belzoni
Hoover
Ashland
Tuscaloosa
Louisville
Alabaster
Macon
Duncanville
Kosciusko
Yazoo City
ALABAMA
Eutaw
Philadelphia
Greensboro
Clanton
Carthage
Livingston
Canton
Demopolis
Vicksburg
Decatur
Prattville
Selma
Jackson
Meridian
Linden
Newton
Montgomery
Butler

RENASANT CORPORATION

Capital Bancorp, Inc.
Pro Forma Franchise
CPBB Branch RNST Branch
Balance Sheet
Source: SNL Financial and Company filings.
Financial data as of 12/31/06.
Dollars in thousands.
Does not include purchase accounting adjustments.
Renasant Capital
Corporation Bancorp Combined
Offices: 63 7 70
Assets: $2,611,356 $564,442 $3,175,798
Gross Loans: 1,865,434 465,682 2,331,116
Deposits: 2,108,965 464,952 2,573,917

Capital Bancorp, Inc.
Market Characteristics
Capital is located is the heart of the Nashville
MSA
Population increase has caused the housing
market to surpass national trends with
14,304 permits issued year to date as of
November 2006, an increase of 32% since
2002
The diverse economy is generally more
insulated from national economic trends
Recent Accolades:
#1 Smart City (Kiplinger’s Personal Finance Magazine)
#1 America’s Hottest City (Expansion Management)
#7 Best Place for Business and Careers
(Forbes Magazine)
#8 Hot City For Entrepreneurs
(Entrepreneur Magazine)
Manufacturing
16.4%
Trade,
Transportation,
and Utilities
20.0%
Profession and
Business
Services
13.0%
Education and
Health Services
13.5%
Finance
6.0%
Government
15.2%
Leisure and
Hospitality
10.4%
Other
5.5%
Source: U.S. Department of Labor.
Nashville

Capital Bancorp, Inc.
Attractive Market Dynamics
Population in the Nashville MSA has increased by 13.1%
since 2000 while deposits have increased by 66.0%
2006 – 2011 projected population growth of 10.9%
2006 – 2011 projected median household income growth of
19.7%
Source: SNL Financial and FDIC.
1 Miami-Fort Lauderdale-Miami Beach, FL 5.57
2 Washington-Arlington-Alexandria, DC-VA-MD-WV 5.38
3 Atlanta-Sandy Springs-Marietta, GA 5.23
4 Tampa-St.Petersburg-Clearwater, FL 2.72
5 Orlando-Kissimmee, FL 2.03
6 Virginia Beach-Norfolk-Newport News, VA-NC 1.68
7 Charlotte-Gastonia-Concord, NC-SC 1.57
8 Nashville-Davidson-Murfreesboro, TN 1.48
9 Jacksonville, FL 1.32
10 Memphis, TN-MS-AR 1.30
Top Southeast MSAs
2006 Population (in Millions)
1 Washington-Arlington-Alexandria, DC-VA-MD-WV $187.8
2 Miami-Fort Lauderdale-Miami Beach, FL 151.7
3 Atlanta-Sandy Springs-Marietta, GA 116.7
4 Charlotte-Gastonia-Concord, NC-SC 95.3
5 Tampa-St.Petersburg-Clearwater, FL 55.2
6 Richmond, VA 38.7
7 Orlando-Kissimmee, FL 34.9
8 Jacksonville, FL 33.0
9 New Orleans-Metairie-Kenner, LA 29.8
10 Nashville-Davidson-Murfreesboro, TN 29.6
Top Southeast MSAs
Total Deposits (in Billions)

Capital Bancorp, Inc.
Market Share Opportunity
Top 3 institutions in the Nashville MSA control over 54% of
the deposits
Source: SNL Financial.
Deposit data as of 6/30/06.
Deposits Market
Rank Institution ($000) Share Branches
1 Regions Financial Corp. (AL) $6,421,550 22.65% 88
2 SunTrust Banks Inc. (GA) 4,491,264 15.84 59
3 Bank of America Corp. (NC) 4,444,939 15.68 40
4 First Horizon National Corp. (TN) 1,639,615 5.78 44
5 Pinnacle Financial Partners (TN) 1,523,298 5.37 16
6 Fifth Third Bancorp (OH) 1,127,806 3.98 24
7 U.S. Bancorp (MN) 945,331 3.33 41
8 Wilson Bank Holding Company (TN) 913,319 3.22 19
9 Greene County Bancshares Inc. (TN) 897,184 3.16 24
10 Mid-America Bancshares Inc. (TN) 758,964 2.68 14
11 Synovus Financial Corp. (GA) 503,081 1.77 8
12 Tennessee Commerce Bancorp Inc (TN) 462,018 1.63 1
13 Pro Forma Company (MS) 422,212 1.49 8
14 First Farmers Bancshares Inc. (TN) 319,905 1.13 9
15 First South Bancorp Inc. (TN) 295,901 1.04 8

Capital Bancorp, Inc.
Deposit Composition by State
Current Renasant Franchise Pro Forma Franchise
AL
17%
MS
54%
TN
29%
AL
21%
MS
65%
TN
14%
Source: SNL Financial.
RNST and CPBB deposit data as of 6/30/06.

Capital Bancorp, Inc.
Loan Composition by State
Current Renasant Franchise Pro Forma Franchise
AL
21%
MS
43%
TN
36%
Source: Company reports.
RNST and CPBB loan data as of 12/31/06.
AL
27%
MS
54%
TN
19%

Capital Bancorp, Inc.
Cost Savings: $1.8 million after-tax
Core Deposit Intangible: 3.0% of Capital’s transaction
accounts amortized over 10
years, 150% declining method
Earnings Estimates: - RNST earnings estimates per
First Call consensus
- CPBB earnings estimates per
management
One-Time Transaction Costs: $5.0 million after-tax
Due Diligence: Completed
Financial Assumptions

15 Capital Bancorp, Inc. EPS Impact We expect initial GAAP EPS dilution as a result of the acquisition Using our assumptions, we anticipate approximately 2 years of GAAP EPS dilution

Capital Bancorp, Inc.
Summary
The acquisition of Capital is a strong strategic fit for Renasant
Nashville market enhances Renasant’s franchise
Low execution risk with Capital management team joining
Renasant
Opportunities for synergies and revenue enhancements
Excellent platform for growth in the demographically attractive
Nashville market

Capital Bancorp, Inc. Capital Bancorp, Inc. Acquisition of February 6, 2007